

May 29, 2020

Robert Liscouski
Chairman and Chief Executive Officer
Quantum Computing Inc.
215 Depot Court SE, Suite 215
Leesburg, VA 20175

> **Re: Quantum Computing Inc.**
> **Registration Statement on Form S-1**
> **Filed May 21, 2020**
> **File No. 333-238586**

Dear Mr. Liscouski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kathleen Krebs, Special Counsel, at 202-551-3350, or Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lawrence Metelitsa